UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

or

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to             .

Commission file number 001-10533

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

RIO TINTO AMERICA INC. 401(K) SAVINGS PLAN AND INVESTMENT PARTNERSHIP PLAN

B.            Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rio Tinto plc

5 Aldermanbury Square

London EC2V 7HR

United Kingdom

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RIO TINTO AMERICA INC. 401(K) SAVINGS PLAN AND INVESTMENT PARTNERSHIP PLAN

By:	/s/ Matt Totsch
Name: Matt Totsch
General Manager Human Resources & HSE—Rio Tinto Minerals
Chairman—Rio Tinto America Inc. Benefits Governance Committee

Date: June 24, 2014

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Financial Report

December 31, 2013

Report of Independent Registered Public Accounting Firm

To the Rio Tinto America Benefit Governance Committee

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

South Jordan, Utah

We have audited the accompanying statements of net assets available for benefits of Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey LLP

Minneapolis, Minnesota
June 23, 2014

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012
Investments at fair value (Notes 4 and 5):
Plan interest in Rio Tinto America Inc. Savings Plan Trust	$503,711,440	$454,470,926

Receivables:
Participant contributions	81,438	—
Employer contributions	103,061	—
Notes from participants (Note 2)	4,894,833	4,790,211
Total receivables	5,079,332	4,790,211

Net assets available for benefits, at fair value	508,790,772	459,261,137

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 3)	(1,168,284)	(3,832,061)
Net assets available for benefits	$507,622,488	$455,429,076

See Notes to Financial Statements.

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2013

Investment results (Note 4):
Plan interest in Rio Tinto America Inc. Savings Plan Trust’s investment income	$71,514,509

Interest income on notes from participants	195,008

Contributions:
Participants	15,337,884
Participant rollovers	889,799
Employer	19,655,083
Total contributions	35,882,766

Benefits paid to participants	(63,368,402)

Administrative expenses	(5,047)

Net increase before transfers	44,218,834

Transfers (Note 1):
From the U.S. Borax Inc. 401(k) Savings and Retirement Contribution Plan for Represented Hourly Employees	24,951
From the Kennecott Utah Copper 401(k) Savings Plan for Represented Hourly Employees	223,560
From the Alcancorp Employees’ Savings Plan	7,726,067
Total transfers	7,974,578

Net increase after transfers	52,193,412

Net assets available for benefits:
Beginning of the year	455,429,076
End of the year	$507,622,488

See Notes to Financial Statements.

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Notes to Financial Statements

Note 1.                                 Description of the Plan

The following description of the Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan (the Plan) provides only general information. Participants should refer to the plan document and summary plan description for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering (1) all nonrepresented employees of Rio Tinto America Inc. and its affiliates (collectively, the Company or the Employer), as defined in the plan document, and (2) employees covered by a collective bargaining agreement that provides for plan participation. All eligible full-time employees of the Company can participate in the Plan immediately upon employment. Temporary and part-time employees are eligible after completing 1,000 hours of service during a 12-month period.

Rio Tinto America Inc. is an indirect wholly owned subsidiary of Rio Tinto plc (the Parent). The Plan has appointed State Street Bank & Trust Company (State Street) to be the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Plan is part of Rio Tinto America Inc. Savings Plan Trust (the Master Trust), whose assets are held with State Street. The Master Trust was established to hold the qualified defined contribution investment assets of the Plan and certain other benefit plans sponsored by Rio Tinto America Inc. and its subsidiaries.

Contributions: Participants may elect, under a salary reduction agreement, to contribute to the Plan an amount of not less than 1 percent and not more than 50 percent of their eligible compensation on a before-tax basis through payroll deductions. Participants may also elect to make after-tax contributions of not less than 1 percent and not more than 50 percent of their eligible compensation. Total before-tax and after-tax contributions cannot exceed 50 percent of each participant’s eligible compensation. Contributions are limited by the Internal Revenue Code (IRC), which established a maximum contribution of $17,500 ($23,000 for participants over age 50) for the year ended December 31, 2013. Participants may also contribute amounts representing distributions from other qualified defined contribution or defined benefit plans (rollover contributions). Effective December 20, 2013, participants were no longer permitted to invest rollover contributions into the Rio Tinto ADR Stock Fund.

The Company makes Investment Partnership Plan (IPP) contributions. To be eligible for IPP contributions, current employees as of March 31, 2007, were required to discontinue credited future benefit service under the Company-sponsored defined benefit pension plan, the Rio Tinto America Inc. Retirement Plan. Effective April 1, 2007, new participants in the Plan were eligible to receive IPP contributions. The Company contributes 6.0 percent of eligible compensation up to the Social Security wage base ($113,700 for 2013) and 11.7 percent of eligible compensation over the Social Security wage base.

Participants are not required to contribute to the Plan to receive IPP contributions. Effective December 20, 2013, an employee who becomes disabled under the Company’s long-term disability plan and who has attained 5 years of service, as defined, will continue to receive IPP contributions from the Company until their termination of employment from the Company, based on such participant’s compensation at the date of disability.

Participant accounts: Each participant’s account is credited with the participant’s contributions; the Company’s matching contributions, IPP contributions, and an allocation of plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Notes to Financial Statements

Participant-directed options for investments: Participants have the option to allocate plan contributions among several investment options, including common stock of the Parent in the form of a unitized fund with American Depositary Receipts (ADRs). All choices vary in types of investments, rates of return and investment risk. Participants may elect to have all or part of their account balances and future contributions invested in one fund, transferred to another fund, or in any combination.

The Plan was amended effective December 20, 2013, to limit participant contributions and the Company’s matching contributions into the Rio Tinto ADR Stock Fund to 20 percent of such contributions. Effective December 20, 2013, participants may no longer transfer amounts to the Rio Tinto ADR Stock Fund; however, participants continue to be allowed to transfer funds out of the Rio Tinto ADR Stock Fund.

Participants also have the option to invest in managed funds that are weighted based on the participant’s retirement date. The funds assume participants will retire upon reaching age 65 and invest in collective trust funds

Vesting: Participants are immediately vested in their contributions and Company matching contributions plus actual earnings thereon. There is a three year graded vesting schedule for the Company’s IPP contributions.  A participant is 100 percent vested in the Company’s IPP contributions after three graded years of credited service or at time of death or attainment of age 65.

Affected participants who terminated employment with the Company as a result of the sale of Luzenac America, Inc. and Colowyo, former divisions of the Company, are 100 percent vested in the Company IPP contributions.

Payment of benefits: Upon termination, retirement, death or becoming permanently disabled, participants with an account balance of $1,000 or more, or their beneficiaries, may elect to receive lump-sum, annuity or rollover distributions in an amount equal to the value of the participants’ vested interests in their accounts. If a participant terminates employment and the participant’s account balance is less than $1,000, the Plan Administrator will authorize the benefit payment in a single lump sum without the participant’s consent. During employment, participants may withdraw account balances for financial hardship and in-service withdrawals, as defined.

Notes from participants: Participants may borrow from their total account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the participant’s total vested account balance. Note terms range from one to five years or up to 20 years for the purchase of a primary residence. Notes from participants bear interest at rates ranging from 4.25 percent to 9.75 percent at December 31, 2013. Principal and interest are paid ratably through payroll deductions.

Transfers: Company employees represented by a collective bargaining unit (union employees) participate in Kennecott Utah Copper 401(k) Savings Plan for Represented Hourly Employees, U.S. Borax Inc. 401(k) Savings and Retirement Contribution Plan for Represented Hourly Employees, or the Plan. Employees of Alcancorp are enrolled in either the Alcancorp Employees’ Savings Plan or the Alcancorp Hourly Employees’ Savings Plan. If the employees change from union to nonunion status during the year, transfers among union status, or moves from an Alcancorp plan, their account balances are transferred within the Master Trust to the Plan.

Forfeitures: Forfeitures are used to reduce future Company contributions or to pay administrative expenses of the Plan. At December 31, 2013 and 2012, forfeited nonvested accounts were approximately $827,000 and $361,000, respectively.

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Notes to Financial Statements

If the distribution of a participant’s account is outstanding for 5 years or more, and reasonable efforts were made to locate the participant, such participant’s benefit may be forfeited. Any forfeitures from the Master Trust can be utilized to reinstate benefits should a participant or beneficiary make a claim for the forfeited benefit.

Note 2.                                 Summary of Significant Accounting Policies

Basis of presentation: The financial statements of the Plan reflect transactions on the accrual basis of accounting.

Use of estimates: The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities and changes therein, at the date of the financial statements, and additions and deductions during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties: The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, currency exchange rate, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Investment valuation and income recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Rio Tinto America Inc. Savings Plan Investment Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers and Plan Trustee. See Note 5 for a discussion of fair value measurements.

Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year. Realized gains and losses related to sales of investments are recorded on a trade-date basis. Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

Payment of benefits: Benefits are recorded when paid by the Plan.

Administrative expenses: The Company pays the majority of costs and expenses incurred in administering the Plan. The Company provides accounting and other services for the Plan at no cost to the Plan.

The Master Trust has several fund managers that manage the investments held by the Plan. Fees for investment fund management services are included as a reduction of the return earned on each fund. In addition, during the year ended December 31, 2013, the Company paid all investment consulting fees related to these investment funds.

The fees related to transaction costs associated with the purchase or sale of Rio Tinto plc ADRs are paid by the participants.

Notes from participants: Notes from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowances for credit losses have been recorded as of December 31, 2013 or 2012. Default notes from participants are recorded as a distribution based on the terms of the plan document.

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Notes to Financial Statements

Accounting guidance requires that participant loans be classified as notes from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued interest. Notes from participants have been classified as an investment asset for Form 5500 reporting purposes.

Subsequent events: The Plan Administrator has evaluated subsequent events through the date the financial statements were issued.

Note 3.                                 Fully Benefit-Responsive Investment Contracts

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the Plan’s interest in the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis for fully benefit-responsive investment contracts.

Note 4.                                 Plan Interest in the Rio Tinto America Inc. Savings Plan Trust

The Plan’s investments are included in the investments of the Master Trust. Each participating retirement plan has a divided interest in the Master Trust. The value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income (loss) less actual distributions, and allocated administrative expenses. Investment income (loss), investment management fees and other direct expenses relating to the Master Trust are allocated to individual plans based on the average daily balances. The Plan’s interest in the Master Trust was 70.3 percent and 65.0 percent as of December 31, 2013 and 2012, respectively. The Master Trust also includes the investment assets and/or changes in investment assets of the following retirement plans:

•                  Kennecott Utah Copper 401(k) Savings Plan for Represented Hourly Employees

•                  U.S. Borax Inc. 401(k) Savings and Retirement Contribution Plan for Represented Hourly Employees

•                  Rio Tinto Alcan 401(k) Savings Plan for Former Employees

•                  Alcancorp Employees’ Savings Plan

•                  Alcancorp Hourly Employees’ Savings Plan

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Notes to Financial Statements

The following is a summary of the Master Trust assets, the Plan’s divided interest in the assets of the Master Trust, and the Plan’s divided interest percentage ownership of the Master Trust assets as of December 31, 2013 and 2012:

	December 31, 2013
			Plan’s Percent
	Master Trust	Plan’s Interest	Interest in
	Assets	in Master Trust	Master Trust
Investments at fair value:
Mutual funds	$366,628,760	$258,727,198	70.6
Stable value fund	161,009,250	96,541,414	60.0
Collective trust funds	138,505,220	111,101,560	80.2
Rio Tinto plc common stock ADRs	44,386,952	33,473,856	75.4
Interest-bearing cash	6,307,743	3,867,412	61.3
Net assets available for benefits, at fair value	716,837,925	503,711,440	70.3

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,948,434)	(1,168,284)	60.0
Net assets available for benefits	$714,889,491	$502,543,156	70.3

	December 31, 2012
			Plan’s Percent
	Master Trust	Plan’s Interest	Interest in
	Assets	in Master Trust	Master Trust
Investments at fair value:
Mutual funds	$321,715,507	$213,741,629	66.4
Stable value fund	194,572,398	104,277,214	53.6
Collective trust funds	125,736,983	93,562,360	74.4
Rio Tinto plc common stock ADRs	52,737,988	39,998,892	75.8
Interest-bearing cash	5,474,520	2,890,831	52.8
Net assets available for benefits, at fair value	700,237,396	454,470,926	65.0

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(7,150,299)	(3,832,061)	53.6
Net assets available for benefits	$693,087,097	$450,638,865	65.0

During 2013, the Master Trust’s investments (including investments bought and sold, as well as held during the year) appreciated as follows:

Net appreciation (depreciation) in fair value of investments:
Mutual funds	$64,807,651
Collective trust funds	21,136,450
Rio Tinto plc common stock ADRs	(2,086,587)
Net appreciation in fair value of investments	$83,857,514

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Notes to Financial Statements

The following are changes in net assets for the Master Trust for the year ended December 31, 2013:

Investment results:
Net appreciation in fair value of investments	$83,857,514
Interest and dividends	20,007,366
Net investment results	103,864,880

Net transfers	(81,392,583)
Administrative expenses	(669,903)
Increase in net assets	21,802,394

Net assets:
Beginning of year	693,087,097
End of year	$714,889,491

The following table presents the investments that represent 5 percent or more of the Master Trust’s net assets and the Plan’s share of investments in the Master Trust that represent 5 percent or more of the Plan’s net assets as of December 31, 2013 and 2012:

	December 31,
	2013		2012
	Master Trust	Plan	Master Trust	Plan

Invesco Stable Value Trust	$161,009,250	$96,541,414	$194,572,398	$104,277,214
Vanguard Institutional Index;
Class I Shares	62,272,719	31,728,306	54,743,013	23,436,830
Dodge & Cox Stock Fund	56,588,987	43,125,202	44,236,592	32,964,645
SSgA S&P 500 Index Fund;
Class N Shares	50,627,335	41,260,202	45,056,176	34,498,122
Rio Tinto plc common stock ADRs	44,386,952	33,473,856	52,737,988	39,998,892
Harbor Capital Appreciation Fund	39,442,387	29,049,258	*	22,756,169
PIMCO Total Return Fund;
Institutional Shares	*	*	48,447,090	33,962,527
Artisan Mid Cap Fund;
Institutional Shares	*	26,722,550	*	*

*Investment did not exceed 5 percent of the Master Trust’s or Plan’s net assets in the year indicated.

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Notes to Financial Statements

Note 5.                                 Fair Value Measurements

Accounting guidance provides the framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1:         Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:         Inputs to the valuation methodology include quoted market prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:         Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no significant changes in the methodologies used at December 31, 2013 and 2012.

Mutual funds: Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Master Trust are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Master Trust are deemed to be actively traded.

Stable value fund: The stable value fund is valued based upon the per share NAV of the underlying securities. Underlying short-term securities are valued at amortized cost if maturity is 60 days or less at the time of purchase, or market value if maturity is greater than 60 days. Underlying investments in collective trusts are valued at the respective NAV as reported by such trusts. Underlying debt securities are valued on the basis of valuations provided by independent pricing services, or obtained from dealers making a market for such securities when independent pricing service valuations are not available.

Collective trust funds: The collective trust funds are valued at the underlying NAV per unit, which is based on the fair values of the underlying funds using a market approach. Underlying equity investments for which market quotations are readily available are reported at the last reported sale price on their principal exchange, market or system on valuation date, or official close price of certain markets. If no sales are reported for that day, investments are valued at the last published sales price, the mean between the last reported bid and asked prices, or at fair value as determined in good faith by the trustee of the fund. Underlying short-term investments are stated at amortized cost, which approximates fair value. Underlying registered investment companies or collective investment funds are valued at their respective NAV. Underlying fixed income investments are valued based on the basis of valuations furnished by independent pricing services. In the event current market prices or quotations are not readily available or deemed unreliable by the fund trustee, the fair value of the underlying fund will be determined in good faith by the fund trustee using alternative fair valuation methods.

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Notes to Financial Statements

Rio Tinto plc common stock ADRs: Rio Tinto plc common stock ADRs are valued at the closing price reported on the active market on which individual securities are traded.

Interest-bearing cash: Interest-bearing cash is valued at cost plus accrued income, which approximates fair value measured by similar assets in active markets.

The following tables set forth, by level within the fair value hierarchy, the Master Trust’s fair value measurements at December 31, 2013 and 2012:

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual funds:
Large cap	$161,398,104	$—	$—	$161,398,104
Mid cap	46,209,396	—	—	46,209,396
Small cap	43,024,486	—	—	43,024,486
International	48,614,590	—	—	48,614,590
Bond investments	67,382,184	—	—	67,382,184
Stable value fund	—	161,009,250	—	161,009,250
Collective trust funds:
Bond investments	—	32,988,853	—	32,988,853
Commodities futures market	—	3,797,611	—	3,797,611
Foreign	—	25,934,276	—	25,934,276
Large cap	—	50,627,335	—	50,627,335
Real estate	—	3,214,164	—	3,214,164
Small-mid cap	—	17,065,852	—	17,065,852
U.S. fixed-income securities	—	3,342,961	—	3,342,961
U.S. money market securities	—	1,534,168	—	1,534,168
Rio Tinto plc common stock ADRs	44,386,952	—	—	44,386,952
Interest-bearing cash	6,307,743	—	—	6,307,743
	$417,323,455	$299,514,470	$—	$716,837,925

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Notes to Financial Statements

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds:
Large cap	$133,659,931	$—	$—	$133,659,931
Mid cap	34,764,146	—	—	34,764,146
Small cap	33,452,050	—	—	33,452,050
International	41,367,018	—	—	41,367,018
Bond investments	78,472,362	—	—	78,472,362
Stable value fund	—	194,572,398	—	194,572,398
Collective trust funds:
Bond investments	—	31,378,192	—	31,378,192
Commodities futures market	—	3,507,864	—	3,507,864
Foreign	—	23,288,813	—	23,288,813
Large cap	—	45,056,176	—	45,056,176
Real estate	—	2,919,632	—	2,919,632
Small-mid cap	—	15,086,170	—	15,086,170
U.S. fixed-income securities	—	3,116,019	—	3,116,019
U.S. money market securities	—	1,384,117	—	1,384,117
Rio Tinto plc common stock ADRs	52,737,988	—	—	52,737,988
Interest-bearing cash	5,474,520	—	—	5,474,520
	$379,928,015	$320,309,381	$—	$700,237,396

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. The Master Trust evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the year ended December 31, 2013, there were no transfers between levels.

The Master Trust follows guidance on how entities should estimate fair value of certain alternative investments. The fair value of investments within the scope of the guidance can be determined using NAV per share as a practical expedient, when fair value is not readily determinable, unless it is probable the investment will be sold at something other than NAV.

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Notes to Financial Statements

The following table includes categories of investments within the Master Trust where NAV is available as a practical expedient:

	Fair Value as of December 31		Redemption	Redemption
	2013	2012	Frequency	Notice Period
Stable value fund:
Invesco stable value fund (a)	$161,009,250	$194,572,398	Daily	None
Collective trust funds:
Bond investments (b)	32,988,853	31,378,192	Daily*	None
Commodities futures market (c)	3,797,611	3,507,864	Daily*	None
Foreign (d)	25,934,276	23,288,813	Daily*	None
Large cap (e)	50,627,335	45,056,176	Daily*	None
Real estate (f)	3,214,164	2,919,632	Daily*	None
Small-mid cap (g)	17,065,852	15,086,170	Daily*	None
U.S. fixed-income securities (h)	3,342,961	3,116,019	Daily*	None
U.S. money market securities (i)	1,534,168	1,384,117	Daily*	None

*The fund trustee, in its sole discretion, reserves the right to value any contributions or withdrawals as of the next succeeding valuation date or another date as the fund trustee deems appropriate.

There are no unfunded commitments related to the categories of investments where NAV is available as a practical expedient.

(a)         The fund seeks preservation of principal and to provide interest income reasonably obtained under prevailing market conditions and rates, consistent with seeking to maintain required liquidity.

(b)         The fund seeks investment returns that approximate as closely as practicable, before expenses, the performance of a U.S. bond index over the long term.

(c)          The fund seeks investment returns that approximate as closely as practicable, before expenses, the performance of the Dow Jones-UBS Commodity Total Return IndexSM over the long term.

(d)         The fund seeks investment returns that approximate as closely as practicable, before expenses, the performance of the MSCI ACWI ex-USA IMI Index over the long term.

(e)          The fund seeks investment returns that approximate as closely as practicable, before expenses, the performance of the S&P 500 over the long term.

(f)           The fund seeks investment returns that approximate as closely as practicable, before expenses, the performance of the FTSE EPRA/NAREIT Developed Liquid Index over the long term.

(g)          The fund seeks investment returns that approximate as closely as practicable, before expenses, the performance of the Russell Small Cap Completeness Index over the long term.

(h)         The fund seeks investment returns that approximate as closely as practicable, before expenses, the performance of the Barclays U.S. 1-3 Year Government/Credit Bond Index over the long term.

(i)             The fund seeks to maximize current income, to the extent consistent with the preservation of capital and liquidity and the maintenance of a stable $1.00 per share NAV, by investing in U.S. dollar-denominated money market securities.

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Notes to Financial Statements

Note 6.                                 Parties-in-Interest Transactions

The Master Trust is managed by State Street. Therefore, transactions within the Master Trust qualify as party-in-interest transactions. The Master Trust also holds collective trust funds that are managed by State Street Global Advisors (SSgA), the investment management division of State Street. Fees paid by the Master Trust or Plan for investment management services to State Street or SSgA were included as a reduction of the return earned on each investment, as they are paid through revenue sharing, rather than a direct payment.

The Master Trust invests in Rio Tinto plc common stock ADRs. The Master Trust held 789,193 and 912,975 shares of Rio Tinto plc common stock ADRs at December 31, 2013 and 2012, respectively, valued at $56.24 and $58.05, respectively. During the year ended December 31, 2013, purchases and sales of shares by the Master Trust totaled approximately $14,395,000 and $20,447,000, respectively.

During the year ended December 31, 2013, the Plan had transactions with Xerox Business Services, LLC, the Plan’s record keeper, which are allowed by the Plan. These transactions qualify as party-in-interest transactions, which are exempt from prohibited transaction rules.

Note 7.                                 Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants would become fully vested in their accounts.

Note 8.                                 Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 9, 2002, that the Plan and related trust were designed in accordance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter; however, the Plan Administrator and the Plan’s legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan and the related trust are tax-exempt.

The Plan Administrator has evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax-exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements. With few exceptions, the Plan is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years prior to 2010.

Note 9.                                 Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits as presented in the financial statements to the Form 5500 as of December 31:

	2013	2012
Net assets available for benefits as presented in these financial statements	$507,622,488	$455,429,076
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,168,284	3,832,061
Net assets available for benefits as presented in the Form 5500	$508,790,772	$459,261,137

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Notes to Financial Statements

The following is a reconciliation of the net increase in net assets available for benefits before transfers as presented in these financial statements to the Form 5500:

Year Ended
December 31,
2013

Net increase in net assets available for benefits before transfers as presented in these financial statements	$44,218,834
Subtract adjustment from fair value to contract value for fully benefit-responsive investment contracts for 2012	(3,832,061)
Add adjustment from fair value to contract value for fully benefit-responsive investment contracts for 2013	1,168,284
Net increase in net assets available for benefits before transfers as presented in Form 5500	$41,555,057

Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2013

Description of Asset	Fair Value
Notes from participants, due in various amounts through March 2034, with interest rates ranging from 4.25% to 9.75%*	$4,894,833

*Party-in-interest transaction considered exempt by the Department of Labor.

EXHIBIT INDEX

Exhibit
Number	Document

23.1	Consent of Independent Registered Public Accounting Firm